SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                (Amendment No. 1)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             FIRST LOOK MEDIA, INC.
                        (f/k/a Overseas Filmgroup, Inc.)
                        (Name of Subject Company (Issuer)

                             FIRST LOOK MEDIA, INC.
                        (f/k/a Overseas Filmgroup, Inc.)

                       (Name of Filing Person, the Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE

                         (Title of Class of Securities)

                                    320737109

                      (CUSIP Number of Class of Securities)

                               William F. Lischak
         Chief Operating Officer, Chief Financial Officer and Secretary
                             First Look Media, Inc.
                       8800 Sunset Boulevard, Third Floor
                          Los Angeles, California 90069
                                 (310) 855-1199

 (Name, Address And Telephone Number Of Person Authorized To Receive Notices And
                   Communications On Behalf Of Filing Persons)

                                 with a copy to:
                             David Alan Miller, Esq.
                                 Graubard Miller
                                600 Third Avenue
                            New York, New York 10016
                            Telephone: (212) 818-8800
                               Fax: (212) 818-8881

                            CALCULATION OF FILING FEE
       TRANSACTION VALUATION: $157,500*            AMOUNT OF FILING FEE: $31.50*

* Calculated based upon the maximum amount of securities to be acquired by us multiplied by the market value of the security, using the last sale price of a warrant ($.035) reported on the OTC Bulletin Board on November 6, 2001 (the last date on which a trade was reported). Filing fee has previously been paid.

|X| Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid:   $31.50    Form or Registration Number:    Schedule TO-I
         Filing Party:             Issuer    Date Filed:                     November 8, 2001

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

                  |_|      third party tender offer subject to Rule 14d-1.

                  |X|      issuer tender offer subject to Rule 13e-4.

                  |_|      going private transaction subject to Rule 13e-3.

                  |_|      amendment to Schedule 13D under Rule 13d-2.

|_| Check the following box if the filing is a final amendment reporting the results of a tender offer: |_|

                  This Amendment serves to amend and supplement the Issuer's Schedule TO filed electronically on November 8, 2001 with the Securities and Exchange Commission. This Amendment is being filed to address comments raised by the Securities and Exchange Commission in its comment letter to the Issuer, dated November 16, 2001. Only those items of the Schedule TO that are amended and supplemented hereby are included herein.

Item 10. Financial Statements

         Item 10 of the Schedule TO is amended and superceded in its entirety as follows:

         (a) (1) Audited financial statements for the two fiscal years required to be filed with our most recent annual report are specifically incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 2000.

             (2) Unaudited balance sheets, comparative year-to-date income statements and related earnings per share data, statements of cash flows, and comprehensive income are specifically incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

             (3) Not applicable.

             (4) The information contained in the attached Offering Memorandum under the caption "Certain Pro Forma Effects of the Exchange Offer" is specifically incorporated herein by reference.

         Copies of our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. Copies may also be read and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC's regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

         (b) Not applicable.


Item 12. Exhibits

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following information:

         (a)  (vii) Supplement, dated November 19, 2001 to Offering Memorandum.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: November 27, 2001
                                       FIRST LOOK MEDIA, INC.


                                      By:/s/ William F. Lischak
                                         ------------------------------------
                                         William F. Lischak, Chief Operating
                                         Officer, Chief Financial Officer and
                                         Secretary

                                  EXHIBIT INDEX


Exhibit Number    Description
--------------    -----------

12(a)(vii)        Supplement, dated November 19, 2001 to Offering Memorandum.

                                                              Exhibit 12(a)(vii)


                       SUPPLEMENT DATED NOVEMBER 19, 2001
                                       TO
                               OFFERING MEMORANDUM
                                       OF
                             FIRST LOOK MEDIA, INC.
                             DATED NOVEMBER 8, 2001


         Please be advised that we are making two changes to the exchange offer as set forth below:

         Under the caption "Conditions of the exchange offer": (i) on page 32, the second sentence of the first paragraph is modified to read as follows:

                  "We may terminate or amend the exchange offer as provided herein, or may postpone (subject to the requirements of the Exchange Act for prompt exchange or return of the warrants) the acceptance for exchange of, and exchange of, the warrants tendered, if, at any time on or after the date of this offering memorandum and before the expiration date, any of the following conditions exist:"; and

         (ii) on page 33, the first sentence of the second paragraph is modified to read as follows:

                  "The foregoing conditions are for our sole benefit and conditions other than those dependent upon the receipt of necessary government approvals may be asserted by us regardless of the circumstances giving rise to such conditions or may be waived by us in whole or in part at any time prior to the expiration date."

         The above modifications by the company serve to clarify that the conditions to acceptance of the warrants for exchange must be asserted or waived by the company prior to the expiration date.



                                                     FIRST LOOK MEDIA, INC.